Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

On July 21, 2008, CME Group issued the following release regarding its proposed acquisition of NYMEX Holdings, Inc.

Press Inquiries:	Press Inquiries:
CME Group	NYMEX
Allan Schoenberg, 312/930.8189	Anu Ahluwalia, 212/299.2439
news@cmegroup.com	pressoffice@nymex.com

Investor Contact:	Investor Contact:
John Peschier, 312/930.8491	Keil Decker, 212/299.2209
CME-G	NYMEX

FOR IMMEDIATE RELEASE

CME Group Inc. and NYMEX Holdings, Inc. to Mail Joint Proxy Statement/Prospectus for August 18, 2008 Vote on Proposed Merger

CHICAGO – July 21, 2008 – CME Group Inc. (NASDAQ: CME) and NYMEX Holdings, Inc. (NYSE: NMX) today announced that they will begin mailing a definitive joint proxy statement today to shareholders of record as of the close of business on July 18, 2008. The companies also announced that the U.S. Securities and Exchange Commission has declared effective the Registration Statement on Form S-4 relating to CME Group’s proposed acquisition of NYMEX.

CME Group will hold a special shareholder meeting on August 18, 2008, at the Union League Club of Chicago, located at 65 West Jackson in Chicago at 3:00 p.m., Central Time. Also on August 18, 2008, NYMEX will hold a special member meeting at 3:00 p.m., Eastern Time and a special shareholder meeting at 4:00 p.m., Eastern Time, both located at the New York Mercantile Exchange, One North End Avenue, World Financial Center.

The transaction is subject to approvals of shareholders of both companies and of NYMEX Class A members. Changes in Class A member rights associated with the transaction will be accomplished through amendments to the certificate of incorporation and bylaws of NYMEX which require the affirmative vote of the owners of 75 percent of the outstanding NYMEX Class A memberships. The approval of these amendments is a condition to the closing of the merger.

The CME Group Board of Directors has recommended that its shareholders vote “for” the proposal to approve the Third Amended and Restated Certificate of Incorporation and “for” the proposal to approve the issuance of CME Group Class A common stock to NYMEX Holdings shareholders pursuant to the merger agreement. The NYMEX Holdings, Inc. Board of Directors has recommended that its shareholders vote “for” the proposal to approve the transaction.

Subject to obtaining the necessary approvals, the companies expect to close the merger in the third quarter of 2008. The joint proxy statement/prospectus is available at: http://www.sec.gov/, http://www.cmegroup.com/ and http://www.nymex.com.

About CME Group

CME Group (www.cmegroup.com) is the world’s largest and most diverse exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT), CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities, and alternative investment products such as weather and real estate. CME Group is traded on the NASDAQ under the symbol “CME.”

About NYMEX Holdings, Inc.

NYMEX Holdings, Inc. (NYSE: NMX) is the parent company of New York Mercantile Exchange, Inc., the world’s largest physical commodities exchange, offering futures and options trading in energy, metals and other contracts and clearing services for more than 400 off-exchange contracts. Through a hybrid model of open outcry floor trading and electronic trading on the CME Globex® electronic platform, as well as clearing off-exchange instruments through NYMEX ClearPort® Clearing, NYMEX offers crude oil, petroleum products, natural gas, coal, electricity, gold, silver, copper, aluminum, platinum group metals, emissions, and soft commodities contracts for trading and clearing virtually 24 hours each day. Further information about NYMEX Holdings, Inc. and the New York Mercantile Exchange, Inc. is available on the NYMEX website at http://www.nymex.com/.

Additional Information

Forward Looking Statements:

This press release may contain forward-looking information regarding CME Group Inc. (“CME Group”) and NYMEX Holdings, Inc. (“NYMEX Holdings”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of

CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and additional updates to these risks contained in our Quarterly reports. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov/ or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward- looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2008 containing a final joint proxy statement/prospectus. Investors and security holders are urged to read the final prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The final prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212) 299-2000.

CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings’ directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On July 22, 2008, CME Group issued the following press release regarding financing for its proposed acquisition of NYMEX Holdings, Inc.

Media Contacts	Investor Contact
Allan Schoenberg, 312.930.8189	John Peschier, 312.930.8491
CME-G
news@cmegroup.com
www.cmegroup.mediaroom.com

FOR IMMEDIATE RELEASE

CME Group Secures $3.2 Billion in Financing from Bank of America and UBS to Finance its Acquisition of NYMEX Holdings, Inc.

Standard & Poor’s assigns its “AA” long-term counterparty credit rating to CME Group

CHICAGO, July 22, 2008 – CME Group, the world’s largest and most diverse derivatives exchange, today announced it has obtained committed financing to support its acquisition of NYMEX Holdings, Inc. The committed financing takes the form of a $3.2 billion bridge financing facility with Bank of America and UBS. In addition, Standard & Poor’s has assigned CME Group an “AA” rating on its long-term counterparty credit rating, and S&P and Moody’s reaffirmed the company’s short-term credit ratings of A-1+ and P-1, respectively. These ratings take into account the effects of the NYMEX transaction.

“We are pleased to have secured committed bank financing for our important NYMEX transaction,” said CME Group Chief Financial Officer Jamie Parisi. “Although general credit market conditions remain weak, our ability to secure financing and receive such a strong credit rating demonstrates market support of our acquisition as well as confidence in our overall business performance.”

The financing from Bank of America and UBS will be equal with 50 percent ($1.6 billion) coming from each bank.

CME Group and NYMEX have previously announced that they expect their pending transaction to close in the third quarter of 2008, subject to NYMEX member and shareholder approval, CME Group shareholder approval and customary closing conditions. NYMEX shareholders and members and CME Group shareholders will vote on the transaction on August 18, 2008.

CME Group (www.cmegroup.com) is the world’s largest and most diverse derivatives exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT), CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities, and alternative investment products such as weather and real estate. CME Group is traded NASDAQ under the symbol “CME.”

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. Further information about CME Group and its products can be found at www.cmegroup.com.

Important Merger Information

In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2008 containing a final joint proxy statement/prospectus. Investors and security holders are urged to read the final prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The final prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212) 299-2000.

CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings’ directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

08-122

20 South Wacker Drive Chicago, Illinois 60606    cmegroup.com

On July 22, 2008 the following excerpt was included in the Company’s earnings teleconference for its second quarter results:

Next, I’d like to take a moment to talk about how pleased and proud we are to have reached a number of very important milestones towards the successful completion of the NYMEX acquisition.

•	On June 16th, the Department of Justice granted us clearance to proceed with the acquisition without conditions.

•	In the meantime, during the second quarter, our integration teams made tremendous progress on our integration plans.

•	On July 18th, CME Group and NYMEX Holdings, Inc. agreed to best and final revised terms which reflect our disciplined and yet pragmatic approach to successfully completing this transaction.

•

On Monday, we filed the revised Registration Statement on Form S-4, which was declared effective by the SEC, and announced that we mailed a definitive joint proxy statement to shareholders of record as of the close of business on July 18, 2008.

•	To reiterate the revised terms:

•	We will maintain our original exchange ratio and cash consideration per share.

•

We have increased the consideration payable to members to $750,000 per seat from $612,000 per seat, while permitting the 816 NYMEX members to retain their core trading and membership leasing rights, similar to CME and CBOT members. Importantly, the revenue sharing rights contained in Section 311 (G) of the NYMEX bylaws will be eliminated, as provided for in our earlier agreement.

•	Additionally, and based on feedback from both NYMEX’s leadership and the NYMEX community, we have revised our agreement so that:

•	CME has committed to maintain the trading floor in New York through 2012, regardless of profitability, and thereafter, as long as profitability and revenue thresholds are met;

•

We have also committed that NYMEX members will receive differentiated, lower pricing versus non-members on existing products for so long as CME and CBOT members receive such differentiated pricing in CME and CBOT products.

•

In addition, the NYMEX senior management team has agreed to reduce their severance benefits and obtained savings with respect to other merger costs by $30 million. Therefore, the net increase from CME amounts to $82 million in cash, which includes the increased consideration. We have consistently stated that we will be disciplined in this transaction, and this adjustment is consistent with our message to our shareholders.

•

Finally, as part of our revised offer for NYMEX, we amended our existing ASP Agreement to defer the mutual early termination right by one year – until the sixth versus the fifth anniversary of the original agreement; and we extended the term of our original 10-year transaction processing agreement by an additional two years, from 2016 to 2018.

•

As we have highlighted before, the major strategic benefits of this deal include the diversification of our product offerings, enhanced OTC opportunities for the combined company, and the opportunity to leverage CME Group’s size and scale to achieve higher growth in both NYMEX and COMEX products. The deal is also financially compelling, with approximately $60 million of expected cost synergies and additional potential growth opportunities.

•

In particular, we believe the combined company will be well positioned to continue to capitalize on the global derivatives growth trend. CME Group and NYMEX have each been developing significant new joint ventures and commercial relationships on a global basis, enhancing our ability as a combined company to jointly market and cross-sell our diverse products across an even broader customer base around the globe. While CME Group has been active in the US, Europe, Latin America and Asia, NYMEX has been actively pursuing growth in the Europe and the Middle East.

•

This combination of CME Group and NYMEX will also provide direct benefits to our highly valued customers and clearing member firms. Customers will benefit from simplified and streamlined access to a more diverse set of highly liquid products. Clearing firms will also realize direct benefits through reduced costs associated with the combination of the clearing operations and other operational and development savings. Additionally, our clearing member firms will benefit significantly from combined shareholder requirements that will reduce the number of equity shares needed to maintain clearing privileges.

•

We have scheduled the shareholder and NYMEX member votes on August 18th. Assuming a favorable vote, the transaction would close shortly thereafter. Based on the feedback that we are getting, we believe that we will be able to successfully complete this transaction, thereby realizing significant new cost synergies and facilitating substantial new revenue and growth opportunities for our combined shareholders.

Additional Information

Forward Looking Statements:

These statements may contain forward-looking information regarding CME Group Inc. (“CME Group”) and NYMEX Holdings, Inc. (“NYMEX Holdings”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and additional updates to these risks contained in our Quarterly reports. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov/ or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward- looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2008 containing a definitive joint proxy statement/prospectus. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME Group and NYMEX Holdings have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME Group or NYMEX Holdings because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212) 299-2000.

CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings’ directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On July 22, 2008, the presentation for the Company’s earnings teleconference for its second quarter results contained the following slides regarding the Company’s proposed acquisition of NYMEX Holdings, Inc.:

1
4%
CME Group/NYMEX - Strategic Rationale
Financial Impact
• Approximately $60MM in estimated expense
synergies
• Potential growth opportunities
Increased Scale
• Combines complementary product lines and
shared technologies
• Full economics on Globex technology
agreement; existing agreement helps
alleviate execution risk
Accelerate NYMEX Growth
• Expands NYMEX product growth
opportunities by leveraging CME Group’s
global capabilities
(marketing, sales, distribution, relationships)
• Enhances over-the-counter (OTC) capabilities
(ClearPort)
6-Year CAGR (2001 – 2007)
Global Energy Futures:  19%
CME Group CAGR:  27%
Individual Equities
Equity Indexes
FX
Metals
Energy
Ag Commodities
Interest Rates
9%
44%
24%
10%
9%
2007 Global Futures Volume
Note:  Futures volume only, not including options on futures
Goldman Sachs Commodity Index
Weightings
Energy – 72%
Metals – 10%
Ag Commodities – 18%
NYMEX Acquisition – Strategic Rationale

2
The transaction is anticipated to close during August 2008
•
Filed Registration Statement on Form S-4 with the SEC on June 11
•
Filed Amended Registration Statement on July 21, which was declared effective by the SEC
•
Mailed the revised proxy
•
Received unconditional Hart-Scott-Rodino (HSR) Act approval from the
Department of Justice on June 16
•
CME Group and NYMEX Holdings announced revised terms of their merger agreement, representing CME Group's full and final offer to acquire NYMEX
•
Maintained original exchange ratio and cash consideration per share
•
NYMEX Class A members to retain seats and receive increased
consideration
•
CME Group shareholder vote, NYMEX Holdings shareholder vote and
NYMEX member vote scheduled for August 18
NYMEX Acquisition – Roadmap To Completion